UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-13636

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: APRIL 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 111-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

23500 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, WA 98032

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

As reported in its press release dated July 29, 2004, Flow International Corporation (the “Company”), recently completed negotiation and documentation of amendments to its credit agreements with both its senior and subordinated lenders that were set to expire on August 1, 2004. The dedication of management’s time to the negotiations associated with the credit agreement amendments have resulted in a delay in the Company completing its Annual Report on Form 10-K for the year ended April 30, 2004. The amendments to the credit facilities require modification to the disclosure in the Company’s Annual Report on Form 10-K. Furthermore, the Company needs to finalize other disclosures. Accordingly, the Company needs additional time to complete the disclosure in the Annual Report on Form 10-K as required under the Securities Exchange Act of 1934.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Steve Reichenbach, Chief Financial Officer (253) 850-3500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the 12 months ended April 30, 2004, the Company recorded consolidated revenues of $177.6 million and a net loss of $14.6 million or $0.95 diluted loss per share. Results for fiscal 2004 include restructuring charges of $4.8 million and the tax expense of $1.9 million on potential repatriation of foreign earnings. This compares to fiscal 2003 revenues of $144.1 million and a net loss of $70.0 million or $4.56 diluted loss per share, which included $36.5 million of charges related to accounts receivable and inventory reserves, intangible and long lived asset impairment, allowances for deferred tax assets and other charges.

Further information regarding the Company’s fiscal 2004 fourth quarter and year end results can be found in the Company’s press release dated July 29, 2004. A copy of this press release and related financial statements are attached as an exhibit to a Form 8-K filed by the Company on July 29, 2004.

Flow International Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2004	By:	/s/ STEVE REICHENBACH
Steve Reichenbach Chief Financial Officer